SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Viatel Holding (Bermuda) Limited

(Name of the Issuer)
Viatel Holding (Bermuda) Limited
VTL, Inc.
Inbucon House
Wick Road
Egham, Surrey TW20 0HR
United Kingdom

(Name of Persons Filing Statement)
Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)
G93447103

(CUSIP Number of Class of Securities)

Andrew Court
Chief Financial Officer
Viatel Holding (Bermuda) Limited	John F.F. Watkins
Inbucon House	David A. Boillot
Wick Road	Reitler Brown & Rosenblatt LLC
Egham, Surrey TW20 0HR	800 Third Avenue, 21st Floor
United Kingdom	New York, New York 10022
(011) (44) 1784-494-200	212-209-3050

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communication on
Behalf of Person(s) Filing Statement)
This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement Notice subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:. ☐

Transaction valuation*	Amount of filing fee*
$50,000	$1.54

*	Calculated solely for purposes of determining the filing fee, pursuant to Rule 0-11(a)(4). The transaction value is calculated based on $0.44 per share to be paid for an estimated 113,636 pre-share consolidation shares in lieu of the fractional shares expected to be created by the Rule 13e-3 transaction. The filing fee is $30.70 per million dollars of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION
This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Statement”) filed by each of Viatel Holding (Bermuda) Limited (referred to herein as “Company” or “subject company” or “filing person”) and VTL, Inc. (referred to herein as “VTL” or “filing person”) with the Securities and Exchange Commission (the “Commission”) is accompanied by a Notice of Special General Meeting in Connection with Proposed Share Consolidation (the “SGM Notice”) distributed to holders of common shares of the Company, par value $0.01 per share (“Common Shares”) on or prior to January 30, 2008, in connection with a Special General Meeting of the shareholders of the Company anticipated to be held on February 20, 2008. Simultaneously with the filing of this Statement, the Company has filed as exhibits to a Form 6-K, dated January 31, 2008 the SGM Notice and final form of proxy distributed to the Company's shareholders.
At such meeting, the shareholders of the Company will vote upon special resolutions, which, if adopted, will result in a l-for-300 share consolidation of the Company’s Common Shares and the payment of cash for fractional shares to those shareholders who would, as a result of the share consolidation, hold less than one share of the Company’s post-share consolidation common shares. Holders of Common Shares will receive one new Common Share, par value $3.00 per share (“New Common Shares”), for each three hundred existing Common Shares. Shareholders who would otherwise hold less than one New Common Share will receive cash instead of such fractional interest.
INCORPORATION BY REFERENCE
In accordance with General Instruction F to Schedule 13E-3, the information set forth in the SGM Notice filed as an exhibit hereto is incorporated herein by reference in response to Items 1-15 of this Statement, in the manner and to the extent specified below.
Item 1. Summary Term Sheet.
The information set forth in the SGM Notice under the section titled “Part II-Summary of Proposed Share Consolidation” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	Name and Address. Viatel Holding (Bermuda) Limited’s executive offices are located at Inbucon House, Wick Road, Egham, Surrey TW20 0HR, United Kingdom. The Company’s telephone number is (011) (44) 1784-494-200.

(b)	Securities. As of December 19, 2007, the Company had 10,630,000 Common Shares, par value $0.01 per share, outstanding. Each share is entitled to one vote.

(c)	Trading market and price. The information set forth in the SGM Notice under the section titled “Part V – Other Information – Price Range of Common Stock; Trading Volume; Dividends” is incorporated herein by reference.

(d)	Dividends. The information set forth in the SGM Notice under the section titled “Part V – Other Information – Price Range of Common Stock; Trading Volume; Dividends” is incorporated herein by reference.

(e)	Prior public offerings. The Company has not made any underwritten public offering of its Common Shares during the past three years.

(f)	Prior stock purchases. The Company has not purchased any Common Shares during the past two years.
Item 3. Identity and Background of Filing Person.
(a)	Name and address. The filing persons are Viatel Holding (Bermuda) Limited, the subject company, and VTL, Inc., a Delaware corporation and wholly-owned subsidiary of the Company. The address and telephone number for each filing person is the same as included with respect to the Subject Company in Item 2 above. The name of each director and the name and title of each executive officer of the Company is incorporated herein by reference to the section in the SGM Notice titled “Part V – Other Information – Directors and Senior Management”. Lucy Woods and Stuart Blythe are the directors and, respectively, the Chief Executive Officer and Secretary of VTL, and Andrew Court is the Treasurer of VTL.

(b)	Business and background of entities. The information set forth in the SGM Notice under the section titled “Part V – Other Information – The Company” is incorporated herein by reference. Neither the Company nor VTL was convicted in a criminal proceeding during the past five years excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and background of natural persons. The information set forth in the SGM Notice in the section entitled “Part V – Additional Information – Directors and Senior Management” is incorporated herein by reference. None of the directors or executive officers of the Company or VTL was convicted in a criminal proceeding during the past five years excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Item 4. Terms of the Transaction.
(a)	Material Terms. The information set forth in the SGM Notice under the sections titled “Part II – Summary of Proposed Share Consolidation”, “Part III – Special Factors – The Share Consolidation”, and “Part IV – Bye-Law Amendments” is incorporated herein by reference.

(c)	Different terms. Not applicable.

(d)	Dissenters’ rights. Under Bermuda law, appraisal rights are not available to a dissenting shareholder in a share consolidation.

(e)	Provisions for unaffiliated stockholders. None.

(f)	Eligibility for listing or trading. The information set forth in the SGM Notice under the section titled “Part III-Special Factors-Substantive Factors Disfavoring the Share Consolidation-Cessation of public sale opportunities” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a)	Transactions. The information set forth in the SGM Notice under the section titled “Part V– Other Information-The Investor Group; Related Party Transactions” is incorporated herein by reference.

(b)	Significant corporate events. The information set forth in the SGM Notice under the section titled “Part V– Other Information-The Investor Group; Related Party Transactions” is incorporated herein by reference.

(c)	Negotiations or contacts. The information set forth in the SGM Notice under the sections titled “Part III – Special Factors” and “Part V– Other Information – The Investor Group; Related Party Transactions” is incorporated herein by reference.

(e)	Agreements involving the subject company’s securities. The information set forth in the SGM Notice under the sections, “Part III – Special Factors” and Part V – Other Information – The Investor Group; Related Party Transactions” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(b)	Use of Securities Acquired. The information set forth in the SGM Notice under the section “Part III – Special Factors – Source of Funds-Purchase by VTL” is incorporated herein by reference.

(c)	Plans. The information set forth in the SGM Notice under the sections “Part III – Special Factors – Substantive Factors Disfavoring the Share Consolidation-Cessation of public sale opportunities”, “Part III – Special Factors – Effects of the Share Consolidation on our Company” and “Part III – Special Factors-Conduct of Our Business After the Share Consolidation – Future Company Plans” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a)	Purposes. The information set forth in the SGM Notice under the section “Part III – Special Factors – Background of the Share Consolidation-Purpose of the Share Consolidation”, “Part III – Special Factors – Reasons for the Share Consolidation” and “Part III – Special Factors-Substantive Factors Favoring the Share Consolidation” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the SGM Notice under the section titled “Part III – Special Factors – Background of the Share Consolidation – Alternatives considered by the Special Committee” is incorporated herein by reference.

(c)	Reasons. The information set forth in the SGM Notice under the sections titled “Part III – Special Factors – Background of the Share Consolidation – Alternatives considered by the Special Committee”, “Part III – Special Factors – Reasons for the Share Consolidation” and “Part III – Special Factors-Substantive Factors Favoring the Share Consolidation” is incorporated herein by reference.

(d)	Effects. The information set forth in the SGM Notice under the sections titled “Part III – Special Factors – Substantive Factors Disfavoring the Share Consolidation”, “Part III – Special Factors

– Substantive Factors Favoring the Share Consolidation”, “Part III – Special Factors – Effects of the Share Consolidation on Our Company”, “Part III – Special Factors – The Share Consolidation – Effects of the Share Consolidation on Shareholders who hold fewer than 300 Common Shares in a single account”, “Part III – Special Factors – The Share Consolidation – Effects of the Share Consolidation on Shareholders who hold more than 300 Common Shares in a single account” and “Part III – Special Factors – Certain Material Federal Income Tax Consequences” is incorporated herein by reference.
Item 8. Fairness of the Transaction.
(a)	Fairness. The information set forth in the SGM Notice under the sections titled “Part III – Special Factors – Approval of the Share Consolidation by our Board”, “Part III – Special Factors – Substantive and Procedural Factors Considered by the Special Committee and Our Board of Directors as to the Fairness of the Share Consolidation”, “Part III – Special Factors-Procedural Factors Favoring the Share Consolidation”, “Special Factors-Substantive Factors Favoring the Share Consolidation” and “Part III – Special Factors-Disclosure of Financial Interest of Special Committee Members and Board Members” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the SGM Notice under the sections titled “Part III – Special Factors – Special Committee of Board”, “Part III – Special Factors-Opinion of Duff & Phelps”, “Part III – Special Factors-Approval of the Share Consolidation by Our Board”, “Part III – Special Factors-Substantive and Procedural Factors Considered by the Special Committee and Our Board of Directors as to the Fairness of the Share Consolidation”, “Part III – Special Factors – Procedural Factors Favoring the Share Consolidation”, “Part III – Special Factors – Procedural Factors Disfavoring the Share Consolidation”, “Part III – Special Factors-Substantive Factors Favoring the Share Consolidation”, “Part III – Special Factors – Substantive Factors Disfavoring the Share Consolidation” is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the SGM Notice under the section “Part III-Special Factors-Procedural Factors Disfavoring the Share Consolidation-The Special committee does not require the approval of a majority of Unaffiliated Shareholders” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the SGM Notice under the sections “Part III – Special Factors-Special Committee of the Board” and “Part III – Special Factors – Opinion of Duff & Phelps” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the SGM Notice under the sections “Part III – Special Factors – Special Committee of the Board” and “Part III – Special Factors – Approval of the Share Consolidation by Our Board” is incorporated herein by reference.

(f)	Other Offers. Not applicable.
Item 9. Reports, Opinions, Appraisals, and Negotiations.
(a)	Report, opinion or appraisal. The information set forth in the SGM Notice under the sections “Part III-Special Factors-Special Committee of the Board”, “Part III – Special Factors – Opinion of Duff & Phelps” and “Part VI – Where to Find Information” is incorporated herein by reference.

(b)	Preparer and summary of the report, opinion or appraisal. The information set forth in the SGM Notice under the sections listed in Item 9(a) above is incorporated herein by reference.

(c)	Availability of documents. The information set forth in the SGM Notice under the section titled “Part VI – Where to Find Information” in incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration.
(a)	Source of funds. The information set forth in the SGM Notice under the section “Part III – Special Factors-Source of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(c)	Expenses. The information set forth in the SGM Notice under the sections “Part III – Special Factors – The Share Consolidation-Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed funds. Not applicable.
Item 11. Interest in Securities of the Subject Company.
(a)	Securities Ownership. The information set forth in the SGM Notice under the section titled “Part V – Other Information – Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b)	Securities Transactions. There has not been any transaction by the Company in the Common Shares during the past 60 days.
Item 12. The Solicitation or Recommendation.
(d)	Intent to tender or vote in a going-private transaction. The information set forth in the SGM Notice under the section titled “Part III – Special Factors – Procedural Factors Favoring the Share Consolidation – Approval by Our Board; Voting of Special Share” is incorporated herein by reference. None of the Company’s Directors or senior management owns any Common Shares.

(e)	Recommendations of others. The information set forth in the SGM Notice under the sections “Part I – Letter from the Chairman of Viatel Holding (Bermuda) Limited”, “Part II-Summary of Proposed Share Consolidation – Recommendations of the Special Committee and the Board”, “Part III – Special Factors – Special Committee of the Board” and “Part III – Special Factors – Approval of the Share Consolidation by Our Board” is incorporated herein by reference.
Item 13. Financial Information.
(a)	Financial information. The information set forth in the Section titled “Part V – Other Information – Summary Historical Financial Information” is incorporated herein by reference.

(b)	Pro forma information. The information set forth in the Section titled “Part V – Other Information – Summary Historical Financial Information” is incorporated herein by reference.
Item 14. Persons / Assets Retained, Employed, Compensated, or Used.
(a)	Solicitations or recommendations. The information set forth in the SGM Notice under the section “Part III – Special Factors – The Share Consolidation – Fees and expenses”, “Part III – Special Factors-Special Committee of the Board” and “Part III – Special Factors – Opinion of Duff & Phelps” is incorporated herein by reference.

(b)	Employees and corporate assets. The information set forth in the SGM Notice under the sections “Part III – Special Factors – Special Committee of the Board” and “Part III – Special Factors – Source of Funds” is incorporated herein by reference.

Item 15. Additional Information.
(b)	Other material information. Not applicable.
Item 16. Exhibits.
1.	Notice of Special General Meeting in Connection with Proposed Share Consolidation, as amended, dated January 25, 2008 (incorporated by reference to Exhibits 99.1 and 99.2 to the Company's Form 6-K dated January 31, 2008 filed by the Company with the Securities and Exchange Commission on January 31, 2008).

2.	Fairness Opinion of Duff & Phelps dated as of November 16, 2007 (incorporated by reference to Exhibit 2 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2007).

3.	Presentation of Duff & Phelps to the Special Committee to the Board of Directors of the Company dated November 16, 2007 (incorporated by reference to Exhibit 3 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2007).

4.	Presentation of Duff & Phelps to the Special Committee to the Board of Directors of the Company dated October 31, 2007 (incorporated by reference to Exhibit 4 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2007).

5.	Reference is made to the Schedule 13D and amendments thereto filed by Morgan Stanley with the Securities and Exchange Commission on December 22, 2007, April 17, 2007, January 31, 2006, October 24, 2005, April 23, 2004, April 15, 2004 and February 9, 2004; the exhibits contained in those filings and listed hereafter are incorporated by reference herein: (a) Registration Rights Agreement dated as of June 7, 2002; (b) Preliminary Term Sheet dated as of February 9, 2004 among the Company, Morgan Stanley and certain other parties named therein; (c) Letter Agreement, dated April 13, 2004 by the Company; (d) Investment and Note Purchase Agreement dated April 21, 2004 by and among the Company and the investors named therein; (e) Form of 8% Convertible Senior Secured Note due 2004 of the Company; (f) Shareholders Agreement dated April 21, 2004 by and among the Company and the investors named therein; (g) Registration Rights Agreement dated April 21, 2004 by and among the Company and the investors named therein; (h) Investment and Note Purchase Agreement dated June 23, 2005 by and among the Company and the investors named therein; (i) Form of Senior Secured Increasing Rate Notes Due 2007 of the Company; (j) Letter Agreement dated June 23, 2005 by and among the Company and existing noteholders; (k) Amendment and Waiver to Investment and Note Purchase Agreement dated March 14, 2006; (l) Form of Senior Secured Increasing Rate Notes issued March 2006; (m) Amendment and Waiver to Investment and Note Purchase Agreement dated December 21, 2006; (n) Form of Senior Secured Increasing Rate Notes issued December 21, 2006; (o) Amendment to Senior Secured Increasing Rate Notes issued July 1, 2005; (p) Amendment to Senior Secured Increasing Rate Notes issued March 14, 2006; (q) Amendment and Waiver to Investment and Note Purchase Agreement dated April 3, 2007; (r) Form of Senior Secured Increasing Rate Notes issued April 3, 2007; (s) Amendment to Senior Secured Increasing Rate Notes issued July 1, 2005, March 14, 2006 and December 21, 2006; (t) Convertible Note Waiver and Consent dated as of December 19, 2007; (u) Form of Security Trustee Consent; and (v) Consent of Holder of Special Share dated as of December 17, 2007.

6.	Form of Senior Secured Increasing Rate Notes due 2008, issued August 8, 2007 (incorporated by reference to Exhibit 6 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2007).

7.	Amendment No. 6, Consent and Waiver dated August 8, 2007 relating to the Investment and Note Purchase Agreement (as amended by Amendments No. 1 through No. 5 thereto), dated as of June 23, 2005, by and among the Company and the purchasers of the Company’s Increasing Rate Notes named therein (incorporated by reference to Exhibit 7 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2007).

8.	Amendment No. 3 to Subordination Agreement by and among the Company, the Investors holding 2004 Notes and the Investors holding Increasing Rate Notes (incorporated by reference to Exhibit 8 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2007).

9.	Auditors’ Report and Financial Statement for the Year Ended December 31, 2006 (incorporated herein by reference to Exhibit 99.4 to the Company’s Form 6-K filed with the SEC on November 7, 2007).

10.	Bye-Laws of the Company (incorporated by reference to Exhibit 10 to the Schedule 13E-3 filed by the Company with the Securities and Exchange Commission on December 19, 2007).

11.	Form of Senior Secured Increasing Rate Notes due 2008, issued January 23, 2008 (incorporated by reference to Exhibit 99.2 to the Form 6-K dated January 30, 2008 filed by the Company with the Securities and Exchange Commission on January 31, 2008).

12.	Amendment No. 7, Consent and Waiver dated January 23, 2008 relating to the Investment and Note Purchase Agreement (as amended by Amendments No. 1 through No. 6 thereto), dated as of June 23, 2005, by and among the Company and the purchasers of the Company's Increasing Rate Notes named therein (incorporated by reference to Exhibit 99.1 to the Form 6-K dated January 30, 2008 filed by the Company with the Securities and Exchange Commission on January 31, 2008).

13.	Amendment No. 4 to Subordination Agreement by and among the Company, the Investors holding 2004 Notes and the Investors holding Increasing Rate Notes (incorporated by reference to Exhibit 99.3 to the Form 6-K dated January 30, 2008 filed by the Company with the Securities and Exchange Commission on January 31, 2008).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

VIATEL HOLDING (BERMUDA) LIMITED
By:	/s/ Lucy Woods
Lucy Woods
Chief Executive Officer

VTL, INC.
By:	/s/ Lucy Woods
Lucy Woods
Chief Executive Officer

Dated: January 31, 2008